THOMAS EUGENE TAYLOR

Winterville, NC 28590 ◆ (252) 439-0699 ◆ gtaylor@taylorsearch.com

PROFESSIONAL SUMMARY

Accomplished and creative Executive Manager possessing multifaceted experience and proven ability to re-energize and restructure organizations, develop strategic initiatives and capture emerging business opportunities. Results-oriented, decisive leader adept at forging lucrative relationships with key partners, vendors and clients. Recognized for turning around struggling company operations to achieve sustained growth.

SKILLS

- Team Building
- Business Operations
- Problem Resolution
- Relationship Development

- Budgets
- Project Organization
- Supervision
- Operational Improvement

WORK HISTORY

Owner, 08/2019 to Current

Ancient Essentials, Inc. – Winterville, NC

- Evaluated suppliers to assess quality, timeliness and compliance of deliveries, maintain tight cost controls and maximize business operational efficiency.
- Devised, deployed and monitored processes to boost long-term business success and increase profit levels.
- Managed day-to-day business operations, including accounting, finance, HR, marketing and public relations.

Owner/Executive Recruiter, 02/2005 to Current

Taylor Search – Winterville, NC

- Recruit in the food industry and manage account executives, project coordinators and office staff.
- Established and administered annual budget with effective controls to prevent overages, minimize burn rate and support sustainability objectives.
- Conducted target market research to scope out industry competition and identify advantageous trends.
- Applied human resources expertise to optimize hiring, training and performance.
- Developed key operational initiatives to drive and maintain substantial business growth.
- Set, enforced and optimized internal policies to maintain efficiency and responsiveness to demands.

Owner/Senior Executive Recruiter, 01/1998 to 12/2005

Management Recruiters Of Winterville, Inc. – Winterville, NC

- Recruited in the Food Processing industry and managed Account Executives, Project Coordinators, and office staff.

Account Executive, 10/1996 to 12/1998

Management Recruiters Of New Bern – New Bern, NC

- Recruited within the Food Processing industry.

President and Owner, 08/1979 to 10/1996

A. Taylor, Inc. – Kinston, NC

- Imported and manufactured ladies accessories with a concentration in belts.
- Responsible for the following: sales, importing goods, cash management, working with the bank on establishing lines of credit, preparing letters of credit
- Managed the shipping calendar to insure that goods were delivered on time and within the specified cancel date.

President and Co-owner, 06/1975 to 08/1979

Eastern Enterprises – Kinston, NC

- Co-owned a wholesale costume jewelry company
- Aligned organizational objectives with company mission, increasing revenue, profit and business growth by collaboratively developing integrated strategies
- Improved supply chain to reduce materials costs and optimize distribution
- Developed innovative sales and marketing strategies to facilitate business expansion

Plant Manager, 06/1975 to 11/1975

Universal Enterprises – Charlotte, NC

- In charge of sales, design, and production of a wire sculpture company
- Tracked data about all aspects of production to assess areas in need of improvement.
- Reduced costs by eliminating materials waste and unnecessary labor hours.
- Made strategic decisions and developed key plans that affected direction of business.

Long Range Planning, 03/1970 to 05/1975

Xerox Corporation – Rochester, NY

- Developed a forecasting system for estimating the color market.
- Supported the product planners in establishing pricing strategies and forecasts for all color copiers.

Senior Simulation Analyst, 01/1971 to 02/1972

Xerox Corporation – Rochester, NY

- Worked with regional offices of Xerox to create, rate, and assign sales territories based on potential generated by the corporate model.
- Drove operational improvements which resulted in savings and improved profit margins.
- Resolved conflicts and negotiated mutually beneficial agreements between parties.

Simulation Analyst, 01/1970 to 02/1971

Xerox Corporation – Rochester, NY

- Helped the Midwest region of Xerox by supplying analytical support for both geographical and vertical marketing projects.
- Drove operational improvements which resulted in savings and improved profit margins.

Production Supervisor, 01/1968 to 12/1969

Union Carbide Corporation – Charlotte, NC

- Supervised the production of dry cell military batteries.
- Set production records in each of the department where I worked.
- Collaborated with internal teams to streamline operations across materials handling, production and shipping.
- Maintained clean and well-organized production areas to avoid violations or unnecessary work delays due to hazards or inefficient layouts.
- Minimized resource and time losses by addressing employee or production issue directly and implementing timely solutions.

EDUCATION

Bachelor of Science: Economics
North Carolina State University - Raleigh, NC

Master of Science: Economics
North Carolina State University - Raleigh, NC

Amy Taylor

Winterville, NC, 28590, US

amytaylor9889_467@indeedemail.com

Work Experience

Oradoc Doctoring Systems
February 2019 to Present

Teach ESL English to two groups of employees, one advanced group and one intermediate group, four hours a week. Covering grammar, pronunciation, and conversational skills to help them improve their communication in the workplace with their colleagues and with their clients in foreign markets.

Leone Xll Catholic Preschool
September 2018 to Present

Teach ESL English to two classes of pre school students- 3-4 and 4-5, six hours a week. Learning through experience using games, interactive exercises, songs, and videos.

Teach ESL English to the CEO and Project Manager

Last Asta Plus
February 2018 to Present

6 hours a week. Covering grammar, pronunciation, and conversational skills with the objective of affording them the ability to communicate with companies outside Italy and eventually expand into foreign markets.

Educator

ESL
April 2016 to Present

For the last five years I have been teaching ESL to private students from preschoolers to adults. I am currently teaching 5 students, a 4 year old, a five year old, a 12 year old, a 16 year old and an adult for a total of 6 hours a week.

beginner level

Eclipse Language School
November 2018 to March 2019

2 hours a week, concentrating on building confidence with the language, grammar and speaking skills.

Instructor of Business English

Esedra Group, Benedetto Croce High School
September 2017 to June 2018

Taught 11th and 12th grade students the Business English curriculum and engaged the students in the hands-on experience of creating and marketing their own unique business projects.

Taught ESL English Conversation to 10th, 11th and 12th grade students encouraging fluid expression of ideas on complex topics.

Women's Collection Merchandiser- Free Lance

Woolrich Europe - Bologna, IT
February 2017 to July 2017

Responsible for all merchandising and product development for the Women's collection, both outerwear and sportswear, with the specific objective of restructuring, revitalizing, and elevating the quality and design of the sportswear collection. Oversaw the complete merchandising process for the Fall 2018 collection. Advised on all phases of product development from the inspiration of the seasonal collections through to the completion of the sample collections. Responsible for the collection size and structure and oversaw the total design process and design team to ensure that the collection's breadth and content were developed to satisfy our global commercial needs. Advised on all product modifications from sample stage to production. Responsible for the pricing strategy and structure of all collections.

Head of Merchandising Peuterey Men's, Women's and Children's, Geo Spirit Men's and Women's

Peuterey Group - Altopascio, IT
April 2013 to April 2016

Post Card Men's and Women's, Buyer Peuterey Men's and Women's
Responsible for all merchandising and product development of the collections indicated above with the specific objective of expanding global distribution, with particular emphasis on the American and Asian markets, reporting to the president of the company. Advised on all phases of product development from the inspiration through to the completion of the sample collections. Indicated the collection size and structure and worked directly with the design team to ensure that the collection's breadth and content are developed to satisfy our global commercial needs. Advised on all product modifications from sample stage to production. Responsible for the pricing strategy and structure of all collections. Advised on product selection for our international ad campaigns.
Responsible for the buying for the 10 retail stores in Europe and advise on the buying for our retail stores in China. Monitored the product performance within the stores and am responsible for all reassortments of merchandise, either between stores or from the distribution center. Responsible for the product flow and assortments within each boutique and advise on the calendar and selection of product for the stores' windows.

Global Brand Manager/Merchandiser Women's Collection Ready to Wear

Roberto Cavalli Spa - Florence, AL
October 2006 to March 2013

Analyzed previous seasons' selling per category and identified the strengths and weaknesses of each collection so as to ensure continued success for the following season. Evaluated and identified seasonal sales trends and bench-mark competitive brands in terms of offering and price points. Dictated to Design a briefing/framework for each season to indicate the size and makeup of each collection. Defined the design assortment of each collection in accordance with global market needs. Collaborated with Design to develop groups/capsules in accordance with seasonal delivery windows. Worked in conjunction with Design to define and maintain a Time and Action Calendar to ensure efficiency and reduce production costs. Established each season a bench-mark wholesale/retail pricing strategy and coordinated with the Production and Commercial offices to ensure that this structure met gross profitability objectives. Presented the collection prior to each sales campaign and work with the Commercial Office and clients directly during each sales campaign. Monitored the orders and assortments of our clients in order to ensure that the presentation on the floor reflects the design image of Roberto Cavalli. Analyzed orders and communicated to the Design and Commercial offices a selling recap at the end of each sales campaign.

Consultant
John Richmond - Milan, IT
May 2006 to July 2006

Consulted with Saverio Moschillo on how to better develop the John Richmond brand in the United States market, both wholesale and retail. Advised on product assortments, pricepoints and appropriate channels of distribution.

Teacher of English
The European School - Lucca, IT
2004 to 2005

Taught English as a foreign language for a private language school in Italy. Conducted business English courses for businesses on site including, but not limited to, the Chamber of Commerce. Taught English courses at the European School for private students and groups whose ages ranged from 6 years to adult. Conducted preparatory courses for the Trinity College Exam in three middle schools around Lucca for students aged 13-14 years where the students achieved a 90% passing rate.

Director of Merchandising and Product Development for Women's Bridge Suits and Sportswear
Tahari Ltd - New York, NY
2001 to 2004

Oversaw the development of the total design concept, silhouette, and fabric selection for each season working in conjunction with the design teams and reporting directly to the President/Owner of the company. Analyzed sales trends and sales history and researched future market trends in order to determine the size, breadth and overall makeup of each collection for each season. Responsible for all fabric and trim sourcing and development. Communicated directly with the fabric mills to place fabric orders and coordinate delivery dates for both sampling and bulk fabrics. Oversaw and managed all pattern making and garment fittings and implemented sample and production cutting tickets. Developed and maintained a yearly time and action/production calendar. Responsible for the development and maintenance of seasonal merchandising plans and pricing strategy so as to maximize wholesale sales objectives and obtain the target profit margin. Responsible for the visual merchandising and set-up of each collection for all showroom presentations and market reviews. Worked directly with major department stores to create their individual in store private label programs.

Japanese Merchandise Manager, cK Men's, Women's, Coats & Ties
Calvin Klein, Inc - New York, NY
1998 to 2001

Worked in close conjunction with the design team to insure line items met Japanese market demand and standards. Managed seasonal merchandise selections for all cK divisions for Japanese licensee in order to maintain brand image and to fulfill Japanese market needs. Edited and approved all exclusive programs and mid-season injections. Traveled regularly to Japan to participate in seasonal market openings and to assess current market trends. Advised on and approved all showroom rigs and sales presentations. Identified and evaluated seasonal wholesale and retail sales trends. Reviewed and confirmed seasonal merchandise blue prints and time and action calendars and finalized merchandise plans by fabric and model production units. Managed all fabric approvals, labdip/color comments, proto fittings and sample reviews.

cK Women's Merchandise Manager
Managed and edited design assortment of fabric and model production units to insure the strength of each collection for target customer markets and retail stores. Identified and evaluated seasonal global wholesale and retail sales trends to maximize same store sales and to minimize excess inventory. Coordinated with production managers to develop a competitive retail pricing strategy which meets gross profitability objectives. Authorized final cutting tickets. Managed base replenishment program, monitoring inventory levels, placing re-orders and modifying program offerings based on actual and projected sales performance. Oversaw the organization of all tools for seasonal line openings, including line lists, sketches, fabric cards and ownership analysis. Presented finalized collection to cK sales team. Managed all communication for line updates, including oversolds and best sellers. Oversaw implementation of design blueprints, assortments, time and action calendars, market openings and shipping schedules by all departments. Attended weekly sales and retail selling meetings, analyze in-store coordination reports and visited stores incorporating competitive consumer information in order to identify opportunities and fill market voids.

Retail Merchandise Manager
Mondi International, Inc - Secaucus, NJ
1996 to 1998

Managed all merchandise allocation and distribution across forty-seven store U.S. platform. Evaluated all projections and sales goals to determine seasonal buying patterns and merchandise distribution. Analyzed sell-through, weeks-of-supply, open-to-buy, and inventory data of seasonal merchandise to determine reorder requirements and markdown schedules. Consolidated merchandise for efficient redistribution according to individual store sales performance and merchandise needs. Supervised all receipts and shipments of merchandise into and out of national distribution center and alerted regional managers of delivery dates.

Assistant Buyer, Contemporary Sportswear
Belk Store Services, Inc - New York, NY
1994 to 1996

Compiled and evaluated all prospective Contemporary Sportswear vendor candidates for Corporate Buying Office. Assisted the Senior Buyer in the review and selection of all merchandise to be distributed into the contemporary sportswear areas. Analyzed sales and vendor performance to determine reorder strategy. Administered purchase order management (POM) order entry database. Responsible for all advertising and marketing materials and format for private label program. Assisted in fashion forecasting and product development.

Education

Bachelor of Arts in International Relations in International Politics and International Organizations
The University of North Carolina at Chapel Hill - Chapel Hill, NC
1990 to 1994

Italian
Syracuse University - Florence, IT
1993